Exhibit 21.1

LIST OF SUBSIDIARIES

Co-Diagnostics, Inc. (the “Company”) has the following direct and indirect subsidiaries:

Subsidiary Name	Jurisdiction of Formation	Percentage of Ownership

DNA Logix, Inc.	Utah	100%

Idaho Molecular, Inc.	Idaho	100%

Advanced Conceptions, Inc.	Utah	100%